                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE TO/A
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                              RAMP NETWORKS, INC.
                           (Name of Subject Company)

                          BLACKBIRD ACQUISITION, INC.
                               NOKIA CORPORATION
                     (Names of Filing Persons (Offerors))

                  Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  751567-10-8
                     (CUSIP Number of Class of Securities)

                                 Ursula Ranin
                               Nokia Corporation
                               Keilalahdentie 4
                                 P.O. Box 226
                             FIN-00045 Nokia Group
                                    Finland
                               011-358-9-180-71
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)

                                  Copies to:

                           Michael J. Coleman, Esq.
                              Shearman & Sterling
                        1550 El Camino Real, Suite 100
                       Menlo Park, California 94025-4100
                                (415) 330-2200

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
  Transaction Valuation*                                 Amount of Filing Fee**
--------------------------------------------------------------------------------
     $132,278,993.40                                          $26,455.80
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $5.80, the per share tender offer price, by 22,806,723, the sum of the 21,760,920 currently outstanding shares of Common Stock sought in the Offer and the 1,045,803 shares of Common Stock subject to options that were vested as of January 16, 2001.

**   Calculated as  1/50 of 1% of the transaction value.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,455.80    Filing Party: Blackbird Acquisition, Inc.,
                                                    and  Nokia Corporation

Form or Registration No: Schedule TO  Date Filed:   December 15, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriat boxes to designate any transactions to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.3

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 (the "Amendment") amends and supplements the Tender
                                ---------
Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the
                                                 -----------
Securities and Exchange Commission (the "Commission") on December 15, 2000 by
                                         ----------
Blackbird Acquisition, Inc., a Delaware corporation ("Purchaser"), a direct
                                                      ---------
wholly owned subsidiary of Nokia Corporation, a company organized under the laws of the Republic of Finland ("Parent"). The Schedule TO relates to the offer by
                             ------
Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares") of Ramp Networks, Inc., a Delaware corporation (the
                ------
"Company"), at a purchase price of $5.80 per Share, net to the seller in cash
 -------
(subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which,
           -----------------
together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4. Terms of the Offer.

     Item 4 of the Schedule TO is hereby amended and supplemented to include the following additional information:

     Section 14.    Certain Conditions of the Offer.

     Section 14 of the Offer to Purchase on page 36 is amended by inserting the following paragraph at the end of Section 14:

     "The waiting period under the HSR Act has been terminated. Accordingly, the HSR Condition has been satisfied."

Item 11. Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented to include the following additional information.

     Section 15.    Certain Legal Matters and Regulatory Approvals.

     The sixth paragraph of Section 15 on page 38 is amended and restated in its entirety to read as follows:

     "Pursuant to the HSR Act, on December 8, 2000, Parent filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer and, the Stockholder's Agreements with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer and, the Stockholder's Agreements, the purchase of Shares pursuant to the Offer and, the Stockholder's Agreements may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent. The FTC informed the parties that their request for early termination of the 15-calendar day waiting period prescribed by the HSR Act was granted. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. Accordingly, the HSR Condition has been satisfied. See Section 1 and
Section 14."

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2000

                         BLACKBIRD ACQUISITION, INC.

                         /s/ Mika Vehvilainen
                         --------------------
                         Name:  Mika Vehvilainen
                         Title: President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2000

                         NOKIA CORPORATION

                         /s/ Mika Vehvilainen
                         --------------------
                         Name:  Mika Vehvilainen
                         Title: Attorney-in-fact

                                 EXHIBIT INDEX

Exhibit
   No.    Description
 -------  -----------

(a)(1)    Offer to Purchase dated December 15, 2000. *
(a)(2)    Form of Letter of Transmittal. *
(a)(3)    Form of Notice of Guaranteed Delivery. *
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients. *
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *
(a)(7) Summary Advertisement as published in The Wall Street Journal on December 15, 2000. *
(a)(8) Press Release issued by Parent on December 7, 2000 (incorporated by reference to Exhibit 99.1 on the Schedule on TO-C filed by Purchaser on December 7, 2000).
(a)(9)    Press Release issued by Parent on December 21, 2000.
(d)(1) Agreement and Plan of Merger dated as of December 6, 2000, among Parent, Purchaser and the Company. *
(d)(3) Stockholders' Agreement dated as of December 6, 2000, among Parent, Purchaser and each of Mahesh Veerina, Venrock Associates, Venrock Associates II, L.P., Sridhar Bathina, Interwest Investors V, Interwest Partners V, L.P., Anthony Sun, Philip Gianos, L. William Krause, Kothandapani Ranganathan, Perry Grace, Richard Bridges, and Raghu Bathina.*
(d)(4) Confidentiality Agreement dated October 16, 2000 between Nokia Internet Communications, Inc. and the Company. *
(g)       None.
(h)       None.

* Incorporated by reference to the Schedule TO filed by Blackbird Acquisition, Inc. on December 15, 2000.